FORM 4

                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.       Name and Address of Reporting Person*
                  Electra Partners, Inc.
                  17675 Farmington Road
                  Aloha, OR. 97007-3216

2.       Issuer Name and Ticker or Trading Symbol
                  Portland Brewing Company

3.       I.R.S. Identification Number of Reporting Person, if an entity
         (Voluntary)


4.       Statement for Month/Year
                  08/01

5.       If Amendment, Date of Original (Month/Year)

6.       Relationship of Reporting Person(s) to Issuer (Check all applicable)
                  / /      Director
                  / /      Officer (give title below)
                                    President
                  /X/      10% Owner
                  / /      Other (specify below)
                                    -----------------------------

7.       Individual or Joint/Group Filing (Check Applicable Line)
                  /X/      Form filed by One Reporting Person
                  /   /    Form filed by More than One Report Person


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly. * If the form is filed by more than one reporting person, see Instruction 4(b)(v).

         Table 1 -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.       Title of Security (Instr. 3)
                  i.       Common Stock
                  ii.      Common Stock

2.       Transaction Date(s) (Month/Day/Year)
                  i.       08/09/01
                  ii.      08/09/01

3.       Transaction Code (Instr. 8)
                  i.       Code:  P
                           V:  V
                  ii.      Code:  P
                           V:  V


4.       Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)
                  i.       Amount:  578,772
                           (A) or (D):  A
                           Price: $.25 per share (1)
                  ii.      Amount:  781,814.70
                           (A) or (D):  A
                           Price: $.25 per share (1)


5.       Amount of Securities Beneficially Owned at End of Month (Instr. 3 and
         4)
                  i.    759,072
                  ii.   781,814.70


6.       Ownership Form:  Direct (D) or Indirect (I) (Instr. 4)
                  i.       D
                  ii.      I


7.       Nature of Indirect Beneficial Ownership (Instr. 4)
                  i.
                  ii.      Held by Portland Brewing Building, L.L.C. (2)

         Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.       Title of Derivative Security (Instr. 3)
                  Warrant to Purchase Common Stock


2.       Conversion or Exercise Price of Derivative Security
                  $3.333

3.       Transaction Date (Month/Day/Year)

4.       Transaction Code (Instr. 8)

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

6.       Date Exercisable and Expiration Date (Month/Day/Year)
                  Date Exercisable:  Currently Exercisable
                  Expiration Date:  12/31/02

7.       Title and Amount of Underlying Securities (Instr. 3 and 4)
                  Title:  Common Stock
                  Amount:  32,886.75 shares

8.       Price of Derivative Security (Instr. 5)

9.       Number of Derivative Securities Beneficially Owned at End of Month
         (Instr. 4)
                  32,886.75

10.      Ownership Form of Derivative Security: Direct (D) or Indirect (I)
         (Instr. 4)
                  D

11.      Nature of Indirect Beneficial Ownership (Instr. 4)


Explanation of Responses:


(1) The shares of Common Stock of Portland Brewing Company were acquired by Electra Partners, Inc. and Portland Brewing Building, L.L.C. ("PBB") in exchange for real property having an assessed value of $868,140.

(2) Reporting Person is a member and 27.017% owner of PBB, and is deemed to beneficially own 781,814.70 shares of Common Stock of Portland Brewing Company owned in the name of PBB, which represents Reporting Person's proportional interest in PBB.



                 Electra Partners, Inc.



                 /s/ Charles A. Adams                          08/16/01
                 ---------------------------------          --------------
                 Charles A. Adams, President
                 ** Signature of Reporting Person                Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

Potential person(s) who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB number.